Exhibit 99.2

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the three months ended March 31, 2015 with the corresponding period of 2014 is prepared as of May 6, 2015. This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company’s March 31, 2014 condensed consolidated interim financial statements and notes thereto (unaudited) and the Company’s 2014 audited consolidated financial statements and notes thereto. The Board of Directors has approved the disclosure presented herein. All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and OTCQB marketplace (OTCQB – CLGRF). The Company also engages in the exploration and development of gold Mineral Reserves and Mineral Resources.

The Company’s revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan, which includes 42,500 acres (17,200 hectares) and is comprised of six mineral leases and extensive surface infrastructure. The Seabee Gold Operation has two operating mines (the Seabee Mine and Santoy Mine Complex), a central milling facility, camp facilities and various regional exploration targets. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects. At 99,800 acres (40,400 hectares), this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district.

First Quarter 2015 Production And Financial Highlights

Q1 2015 Highlights
March 31	2015	2014	Change

Operating Data

Tonnes milled	67,249	64,370	4%
Head grade (grams of gold per tonne)	10.17	5.76	77%
Recovery	95.8%	95.1%	1%
Gold ounces
Produced	21,067	11,344	86%
Sold	17,326	10,865	59%

Financial Data

Revenue	$26,183	$15,624	68%
Production costs	$10,730	$10,628	1%
Gross profit (loss)	$10,618	$(655)	1,721%
Net profit (loss)	$5,122	$(5,111)	200%
Earnings (loss) per share (basic and diluted)	$0.03	$(0.03)	200%

Average realized price (CDN$/oz)	$1,511	$1,438	5%
Average realized price (U.S.$/oz)	$1,218	$1,303	(7%)
Cash cost per ounce (CDN$/oz) (1)	$675	$983	(31%)

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 2

Q1 2015 Highlights
March 31	2015	2014	Change

Cash cost per ounce (U.S.$/oz) (1)	$544	$891	(39%)
All-in sustaining cost (CDN$/oz) (1)	$1,374	$1,919	(28%)
All-In sustaining costs (U.S.$/oz) (1)	$1,107	$1,738	(36%)
Cash flow from operations before net changes in non-cash operating working capital (1)	$9,268	$1,784	420%
Cash flow from operations before net changes in non-cash operating working capital (1) per share	$0.05	$0.01	400%

•	Record quarterly gold production of 21,067 ounces of gold (surpassing the Seabee Gold Operation’s previous record of 20,614 ounces achieved in Q3 2014) and an overall trend of 72,707 ounces of gold produced over the last four quarters.
•	Mill head grade of 10.17 grams of gold per tonne with a recovery of 95.8 percent. Higher than budgeted grades from planned stopes at the L62 and Santoy Gap deposits and productivity improvements contributed to the strong first quarter performance.
•	Santoy Gap Deposit ramp up on pace to achieve 500 tonnes per day.
•	Revenue of $26.2 million was 68 percent higher than Q1 2014.
•	Net profit of $5.1 million, or $0.03 per share, a $10.2 million improvement from Q1 2014.
•	Cash cost per ounce of gold sold (1) of CDN $675 (U.S. $544).
•	All-in sustaining cost per ounce of gold sold (1) of CDN $1,374 (U.S. $1,107), a 28 percent decrease. All-in sustaining costs were expected to be higher in the first quarter, as the majority of the Seabee Gold Operation’s budgeted 2015 expenditures on property, plant and equipment ($5.1 million of the $6.1 million) was incurred in conjunction with the annual winter road resupply.
•	Cash flow from operations before net changes in non-cash operating working capital (2) $9.3 million, or $0.05 per share.
•	Working capital of $24.4 million (December 31, 2014 – $23.9 million).
•	Debt reduction of $0.9 million during the first quarter.
•	Cash and cash equivalents of $15.4 million and net debt (2) of $6.3 million at March 31, 2015 (December 31, 2014 - $11.4 million).

Outlook

Corporate Outlook

Claude will continue to:

i)	Seek improvements in all areas of safety, health and the environment in our operations;
ii)	Focus on cost containment, improving margins and sustaining a production profile of over 60,000 ounces of gold per year at the Seabee Gold Operation;
iii)	Reduce debt and strengthen its Balance Sheet; and
iv)	Sustain or increase Mineral Reserves and Mineral Resources at the Seabee Gold Operation through targeted exploration and development.

Operating and Financial Outlook

Gold production during 2015 at the Seabee Gold Operation is estimated to range between 60,000 and 65,000 ounces of gold. Operating costs in 2015 are expected to be lower than 2014 with unit cash costs to range from $785 to $850 per ounce, inclusive of royalties. All-in sustaining costs are expected to range from $1,175 to $1,275 per ounce. The Santoy Gap deposit is expected to continue to decrease production risk with the addition of multiple long-hole mining fronts. This Santoy Gap ore will displace low margin ounces and optimize the Company’s mine plan for improved cash flow. After completing payments relating to the 2015 winter road resupply, the Company expects to build cash reserves during the remainder of the year with the intention of lowering net debt (2) to zero.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 3

Capital Outlook

During 2015, capital expenditures are forecast to be $19.9 million and will be funded from operating cash flow generated during 2015 and cash and cash equivalents on hand. This 10 percent reduction from 2014 expenditures is due to reduced underground development costs attributable to the transition to the Alimak mining method at the L62 Deposit and the lower development capital intensity of the Santoy Gap Deposit.

Capital Expenditures (million)
	2015 Forecast	2014 Actual
Capital Development	$13.8	$17.0
Property, Plant and Equipment	6.1	5.0
Total	$19.9	$22.0

Development expenditures are expected to be prioritized at Santoy Gap. Property, plant and equipment costs include expenditures on equipment replacement and tailings management facilities.

Exploration, Mineral Reserves and Mineral Resources Outlook

Exploration spending during 2015 is forecast to be approximately $0.7 million (2014 - $0.2 million). Surface drilling of 4,000 metres and underground drilling of 10,000 metres of underground drilling will test various priority targets. The underground program is anticipated to ramp-up during the second quarter and continue during the remainder of the year. Underground drilling will target the near-mine environment of the Seabee Mine which is very prospective, underexplored and cost effective to test.

During 2015, approximately 65,000 metres (Seabee Mine – 30,000 metres; Santoy Mine Complex – 35,000 metres) of underground infill and definition drilling will focus on targets that have the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources and to optimize mine design at the Santoy Gap. During 2015, one of the key targets will be to follow-up the result from drill hole JOY-13-692, an exploration intercept from 2013 that graded 18.80 grams per tonne over 13.86 metres (including 30.08 grams per tonne over 7.09 metres).

Mining Operation Results

Annual Winter Resupply

Access to the Seabee Gold Operation is by fixed wing aircraft to an airstrip located on the property. Large consumables (including diesel and propane) and items related to the upgrading of the mining fleet and mine infrastructure are trucked to the site via a 60 kilometre annual winter ice road from Brabant Lake on Highway 102. The winter ice road is typically in use from January through March. This seasonal trend of purchasing and delivering inventories to the Seabee Gold Operation results in significant cash outflows during the first quarter of the year.

With cash and cash equivalents of $15.4 million at March 31, 2015, Management believes that operating cash flows (at current gold prices and forecast production) will be sufficient to further development opportunities at the Seabee Gold Operation, service all debt (principal and interest) and fund next year’s Winter Ice Road resupply requirements.

Seabee Gold Operation

At the Seabee Gold Operation, Claude is focused on improving profit margins and executing its mine plan. Profit margins will be increased by developing deposits of higher grades and margins (L62, Santoy Gap), with continued focus on control of all areas of inputs costs. The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 4

During the first quarter of 2015, the Company milled 67,249 tonnes at a grade of 10.17 grams of gold per tonne (Q1 2014 – 64,370 tonnes at a grade of 5.76 grams of gold per tonne). With mill tonnage and recoveries comparable period over period, the increase in ounces produced is attributable to a 77 percent increase in grade due to positive reconciliations on grade from planned stopes at both the L62 and Santoy Gap. For the remainder of 2015, the average head grade is expected to be more in-line with mineral reserve grades.

Santoy Mine Complex

The Santoy Gap deposit (part of the Santoy Mine Complex) is significant within the Seabee Gold Operation in that it contains approximately 2,000 ounces of gold per vertical metre, whereas the Company has historically mined approximately 1,000 ounces of gold per vertical metre at the Seabee Mine. As such, it is expected that operations will be able to mine more ounces with less capital development and at lower unit costs in this deposit. This endowment, in addition to Santoy Gap’s proximity to permitted mine infrastructure, low development cost and near-term production potential, provides the opportunity to increase production and also increase margins and cash flow.

During the first quarter of 2015, the Santoy Mine Complex produced 9,982 ounces of gold (Q1 2014 – 3,059 ounces) from the Santoy Gap and Santoy 8 deposits. Period over period, this result is attributable to a 128 percent increase in grade and a 42 percent increase in tonnes. Production has reconciled above the Mineral Reserve and Mineral Resource on ounces and below it on tonnage. During 2015, the Company plans to move from one mining front to three, driving increased production and stope availability while reducing production risk. For 2015, ramp-up at the Santoy Gap deposit is on pace to reach 500 tonnes per day and is forecast to provide approximately 60 percent of the Seabee Gold Operation’s production tonnage.

Santoy Mine Complex Production Statistics
March 31	2015	2014	Change

Tonnes milled	38,897	27,334	42%
Tonnes per day	432	304	42%
Head grade (grams of gold per tonne)	8.33	3.66	128%
Gold produced (ounces)	9,982	3,059	226%

During 2014, the Company engaged an engineering firm to update areas of the Santoy Gap mine plan with a focus on mine design, ventilation and future power requirements. Analysis indicated the potential to reduce mining dilution and improve grades by reducing the portion of the deposit designed for transverse mining. These changes in mine design were incorporated into the year-end Mineral Reserve and Mineral Resource estimate. Components of the study will continue to be updated during 2015. Infrastructure upgrades were ongoing during the first quarter of 2015; once completed, the Company will move forward with development to achieve a full production rate of 600 to 700 tonnes per day. Capital expenditures required to achieve the future production ramp up are expected to be funded through internal cash flows.

Seabee Mine

During the first quarter of 2015, the Seabee Mine produced 11,085 ounces of gold (Q1 2014 – 8,285 ounces). This increase was attributable to a 74 percent increase in grade offset by a 23 percent decrease in tonnes milled, attributable to differences in mine sequencing and an increased contribution from the Santoy Gap deposit period over period. The key drivers of the increase in grade have been increased contribution from the L62 where there has been a positive reconciliation on grade and ounces offset by fewer tonnes.

Seabee Mine Production Statistics
March 31	2015	2014	Change

Tonnes milled	28,352	37,036	(23%)
Tonnes per day	315	412	(24%)

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 5

Seabee Mine Production Statistics
March 31	2015	2014	Change

Head grade (grams of gold per tonne)	12.70	7.31	74%
Gold produced (ounces)	11,085	8,285	34%

Capital Projects

Tailings Facility

During 2015, the Company will continue with upgrades to its tailings facilities to ensure adequate storage capacity and treatment of Mill effluent. When completed, this facility will be permitted up to 460 metre elevation and will have the capacity to store mill tailings from milling ore from the Seabee Mill until approximately 2020. The Company is currently in the process of planning tailings capacity expansion beyond 2020. This will support the extension of Seabee’s mine life and provide additional tailings capacity to process ore from the Santoy Mine Complex.

Financial Results of Operations

During the first quarter of 2015, the Company continued various initiatives intended to improve profitability at the Seabee Gold Operation through a combination of cost controls and expediting the development of production profiles at the L62 and Santoy Gap deposits. The Company anticipates that the increasing contribution of the Santoy Gap deposit and continued contribution of ore from the L62 deposit will be positive catalysts in lowering overall unit operating costs at the Seabee Gold Operation during 2015 and beyond.

Net Profit (Loss)

For the three months ended March 31, 2015, the Company recorded net profit of $5.1 million, or $0.03 per share. This represents a $10.2 million improvement from the net loss of $5.1 million, or $0.03 per share, for the same period in 2014.

Revenue

Gold revenue from the Company’s Seabee Gold Operation for the three months ended March 31, 2015 increased 68 percent to $26.2 million from the $15.6 million reported for the first three months of 2014. The increase in gold revenue period over period was attributable to a 59 percent increase in gold sales volume (Q1 2015 – 17,326; Q1 2014 – 10,865 ounces) and a five percent increase in Canadian dollar gold prices realized (Q1 2015 – $1,511 (U.S. $1,218); Q1 2014 – $1,438 (U.S. $1,303)).

Production Costs

For the three months ended March 31, 2015, mine production costs of $10.7 million (Q1 2014 - $10.6 million) were relatively unchanged period over period. For the first quarter of 2015, total cash cost per ounce of gold sold (1), inclusive of the Net Smelter Return (“NSR”) Royalty costs, of CDN $675 (U.S. $544) per ounce of gold decreased from CDN $983 (U.S. $891) during the comparable period of 2014. These results are attributable to 59 percent more ounces of gold sold period over period, a reflection of the higher grade mined during the quarter. All-in sustaining costs (1) during the first quarter of 2015 were $23.8 million, or CDN $1,374 (U.S. $1,107) per ounce of gold sold (Q1 2014 - $20.8 million, or CDN $1,919 (U.S. $1,738) per ounce). All-in sustaining costs were expected to be higher in the first quarter, as the majority of the Seabee Gold Operation’s budgeted 2015 expenditures on property, plant and equipment ($5.1 million of the $6.1 million) was incurred in conjunction with the annual winter road resupply.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 6

Production Royalty

Production at the Seabee Gold Operation is subject to a three percent NSR Royalty. For the three months ended March 31, 2015, royalties incurred were $1.0 million (Q1 2014 - $0.1 million). Period over period, the increase is attributable to an 86 percent increase in ounces produced and to the NSR Royalty being in effect for only a portion of the first quarter of 2014.

Depreciation and Depletion

For the three months ended March 31, 2015, depreciation and depletion of $3.9 million was down 30 percent period over period (Q1 2014 - $5.6 million). This decrease is attributable to a 17 percent decrease in broken tonnes period over period as well as an increase in the Seabee Gold Operation’s asset base more than offset by an increase in the Seabee Gold Operation’s reserves, both of which were impacted by bringing Santoy Gap’s asset base and reserves into the calculation of depletion during the third quarter of 2014.

General and Administrative Expense

General and administrative expense for the first three months of 2015 was $2.9 million, up 23 percent from the comparable period of 2014. Period over period, this variance is attributable to increased compensation costs associated with deferred share units, which are revalued quarterly based on a 20 day VWAP of the Company’s share price.

Corporate General and Administrative Expense
March 31	2015	2014	Change

Direct administration	$1,193	$1,261	(5%)
Stock-based compensation	414	215	93%
Deferred share units	1,082	42	2,476%
Restricted share units	212	842	(75%)
Total General and Administrative	$2,901	$2,360	23%

Finance Expense

Finance expense includes interest expense, accretion expense and derivative losses. For the three months ended March 31, 2015, Finance expense was $2.9 million (Q1 2014 - $2.2 million). This increase is attributable to derivative losses of $2.2 million, comprised of $1.4 million of mark to market revaluations on contracts outstanding at quarter end and $0.8 million of realized losses for settled contracts, in the first quarter of 2015 (Q1 2014 - $0.2 million derivative loss) offset by lower interest expense associated with repayment of the Company’s loans and borrowings.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile Royalty transactions, derivative gains and other miscellaneous income. For the three months ended March 31, 2015, finance and other income of $0.3 million was consistent with the comparable period of 2014.

Loss on Sale of Assets

For the period ended March 31, 2015, there were no asset sales. During the first quarter of 2014, the $0.6 million loss related to the completion of the sale of the Madsen Project.

Gain on Investments

The Company has an equity portfolio of publicly listed companies that are classified as available-for-sale on the Statement of Financial Position. For the period ended March 31, 2015, no securities were sold. During the first quarter of 2014, the $0.3 million gain was attributable to the disposition of certain securities during the first quarter of 2014.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 7

Liquidity, Financial Resources and Capital Structure

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and short-term investments. The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt. The Company is not subject to externally imposed capital requirements.

The Company’s capital structure is comprised of a combination of debt and shareholders’ equity.

The capital structure of the Company is as follows:

Schedule of Capital Structure of the Company
			March 31	December 31
December 31			2015	2014
	Interest	Maturity
Total debt *	10.00%	April/2018	$20,770	$21,581
Shareholders’ equity			135,555	129,425

Debt to equity			15%	17%

* For accounting purposes, closing costs associated with the Company’s Term loan were netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statement of Financial Position. The amount presented in the above table is the amortized cost of the balance owing. At March 31, 2015, the principal balance owing on the Company’s Term loan was $21.7 million. A reconciliation between the principal balance owing and the amortized cost (carrying amount) presented on the Company’s Statement of Financial Position is included in the “Other Financial Measures and Reconciliations” section of this MD&A.

Cash, Cash Equivalents and Cash Flow

The Company had cash and cash equivalents of $15.4 million at March 31, 2015 (December 31, 2014 - $11.2 million). Short-term investments at March 31, 2015 were $1.0 million (December 31, 2014 – $1.2 million). At March 31, 2015, the Company had working capital of $24.4 million (December 31, 2014 –$23.9 million) and net debt (2) of $6.3 million (December 31, 2014 - $11.4 million).

Operating Activities

Operating cash flow is the Company’s primary source of liquidity. As required, the Company may enhance its liquidity and supplement operating cash flow through a combination of equity issuances, securing debt financing and sale of non-core assets. The principal use of operating cash flow is to fund the Company’s: operating and capital expenditures at the Seabee Gold Operation; general and administrative costs; and principal and interest payments.

During the first quarter of 2015, the Company’s cash flow from operations before net changes in non-cash operating working capital (2) was $9.3 million, or $0.05 per share (Q1 2014 - $1.8 million, or $0.01 per share). Cash provided by operating activities was $13.5 million, a $14.4 million increase compared to the first quarter of 2014; this is due to improved net earnings, a result of increased gold sales which were higher due to improved grade. Whether favorable or unfavorable, future changes in the Canadian dollar price of gold will continue to have a material impact on the cash flow and liquidity of the Company.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 8

Investing Activities

Cash used in investing activities was $9.2 million for the period ended March 31, 2015 (Q1 2014 – cash provided by investing activities of $13.5 million). Expenditures were largely comprised of: underground development of $3.8 million; property, plant and equipment additions of $4.8 million; and exploration of $0.6 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. This compares to cash provided by investing activities of $13.5 million for the period ended March 31, 2014 which included the proceeds from the sale of an NSR Agreement, the sale of the Madsen Property and the sale of certain investments (collectively providing $21.4 million); these were offset by Mineral property expenditures of $7.9 million during the first three months of 2014.

Financing Activities

The Company’s financing activities during the first quarter of 2015 included proceeds of $0.7 million received from the issuance of common shares pursuant to the Company’s Employee Share Purchase Program (“ESPP”). This was offset by $0.9 million of Term loan principal repayments, resulting in a net financing cash outflow of $0.2 million. This compares to a net financing cash outflow of $5.2 million during the first quarter of 2014, which consisted of $0.7 million in funding received from the Company’s ESPP offset by $5.9 million of debt repayments.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 9

To mitigate the effects of price fluctuations in revenue, the Company may enter into derivative instrument transactions, from time to time, in respect of the price of gold and foreign exchange rates. Such transactions can expose the Company to credit, liquidity and interest rate risk. At March 31, 2015, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2015 production totaling 15,500 ounces of gold; at March 31, 2014, the Company had derivative instruments outstanding in the form of forward sales contracts relating to 2014 production totaling 15,000 ounces of gold. The market value loss inherent in these contracts at March 31, 2015 was $0.8 million (Q1 2014 - market value gain of $0.2 million). The Company’s main exposure to interest rate risk arises from interest earning cash deposits.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities market price risk, arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX Venture Exchange.

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

At March 31, 2015, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2014.

Statements of Financial Position

Highlights

Select Statements of Financial Position Data
	March 31	December 31
	2015	2014	Change

Total assets	$184,173	$167,512	10%
Non-current liabilities	$24,525	$25,433	(4%)

Assets

The Company’s total assets were $184.2 million at March 31, 2015, compared to $167.5 million at December 31, 2014; Claude’s asset base primarily consists of non-current assets comprising mineral properties, reflecting the capital intensive nature of the exploration and mining business and the impact of the significant capital expenditures relating to its operations and exploration projects. The $16.7 million net increase resulted largely from increases of: $4.2 million in cash and cash equivalents, a result of higher gold sales (attributable to improved production and grade at the Seabee Gold Operation); $11.1 million in inventories, attributable to the Company’s annual winter road resupply at the Seabee Gold Operation; and $4.7 million in mineral properties attributable to development and sustaining capital expenditures. These increases were mainly offset by a $2.8 million decrease in account receivable attributable to the timing of gold sales and receipt of funds.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 10

Liabilities

Total Current and Non-current liabilities were $48.6 million at March 31, 2015, an increase of $10.5 million from December 31, 2014. This result was mainly attributable to an $11.5 million increase in accounts payable and accrued liabilities (related to seasonal expenditures related to the Company’s annual winter road resupply) offset by principal repayments on the Company’s Term loan.

Shareholders’ Equity

Shareholders’ equity increased by $6.1 million to $135.6 million at March 31, 2015, from $129.4 million at December 31, 2014. This variance is mainly attributable to an increase in Share capital of $1.1 million due to the issuance of common shares pursuant to the Company’s ESPP and a $5.1 million decrease to Accumulated deficit, a result of the net profit for the first quarter of 2015.

Comprehensive income consists of net profit (loss), together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the Income Statement.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to year to date 2015 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.9 million, or $0.00 per share. For a $0.01 movement in the U.S.$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of CDN $1.3 million, or $0.01 per share.

Grade

For a 0.25 gram per tonne movement in grade, earnings and cash flow will have a corresponding movement of CDN $2.9 million, or $0.01 per share.

Selected Quarterly Production and Financial Data

Selected Quarterly Production and Financial Data
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
	2015	2014	2014	2014	2014	2013	2013	2013

Tonnes milled	67,249	60,551	74,930	79,746	64,370	74,458	64,642	79,077
Grade processed (grams of gold per tonne)	10.17	6.57	8.88	7.70	5.76	5.61	5.30	5.13
Gold ounces
Produced	21,100	12,300	20,600	18,700	11,300	12,800	10,500	12,400
Sold	17,300	16,600	17,600	17,700	10,900	13,200	10,800	11,500
Gold sales ($ millions)	26.2	22.7	24.3	24.7	15.6	17.5	15.0	16.1
Production costs ($ millions)	10.7	15.0	12.0	12.6	10.6	12.5	9.9	10.1
Capital expenditures ($ millions)	9.2	6.2	4.4	3.8	7.8	6.7	5.8	7.3
Net profit (loss) ($ millions) (a)	5.1	(0.5)	6.9	3.3	(5.1)	(27.1)	(33.9)	(9.9)
Net profit (loss) per share (a) (d)	0.03	(0.00)	0.04	0.02	(0.03)	(0.15)	(0.19)	(0.06)
Average realized gold price (CDN$ per ounce)	1,511	1,365	1,384	1,397	1,438	1,323	1,389	1,393
Average realized gold price (U.S.$ per ounce)	1,218	1,201	1,270	1,282	1,303	1,260	1,338	1,361
Cash cost per ounce (b) (CDN$ per ounce)	675	934	735	753	983	944	919	875
Cash cost per ounce (b) (U.S.$ per ounce)	544	822	675	691	891	899	885	855

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 11

Selected Quarterly Production and Financial Data
	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30
	2015	2014	2014	2014	2014	2013	2013	2013

All-in sustaining (b) (CDN$ per ounce)	1,374	1,434	1,063	1,065	1,919	1,609	1,574	1,590
All-in sustaining (b) (U.S.$ per ounce)	1,107	1,262	976	977	1,738	1,533	1,516	1,554
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (c)	9.3	4.5	10.4	9.9	1.8	4.5	4.3	3.7
Cash flow from operations before net changes in non-cash operating working capital (c) per share	0.05	0.02	0.06	0.05	0.01	0.03	0.02	0.02

Weighted average shares outstanding (basic)	192,928	188,156	188,156	188,156	182,029	175,811	175,811	175,811

CDN$/U.S.$ Exchange	1.2408	1.1361	1.0892	1.0902	1.1038	1.0498	1.0383	1.0235

(a) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter. Q4 2013 reflects the impact of a $3.5 million impairment charge on the Seabee Gold Operation and a $4.3 million impairment charge on the Madsen Property. Q3 2013 reflects the impact of a $7.9 million impairment charge on the Seabee Gold Operation and a $37.3 million impairment charge on the Madsen Property. Q2 2013 results reflect the impact of a $10.8 million impairment charge on the Seabee Gold Operation.

(b) Denotes a non-IFRS measure. For an explanation and reconciliation of non-IFRS measures, refer to the “Non-IFRS Financial Measures” section of this MD&A.

(c) For an explanation of this performance measure, refer to the “Other Performance Measures” section of this MD&A.

(d) Net profit (loss) per share for each quarter has been calculated based on the weighted average number of shares outstanding for the quarter. As such, quarterly amounts may not add to the annual total.

Trends

•	Tonnage throughput ranging from 60,551 to 79,746 tonnes.
•	Improving gold production and sales, a result of improving grade.
•	72,700 ounces of gold produced over the last four quarters and nearly 120,000 ounces of gold production over the last eight quarters.
•	Improving cash cost per ounce and all-in sustaining cost per ounce.
•	Canadian average gold price realized ranging from $1,323 to $1,511 per ounce over the last eight quarters.
•	The weakening of the Canadian dollar versus the United States dollar.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2014, available at www.sedar.com.

Future Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 12

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 (tentative). The Company is currently evaluating the impact of IFRS 9 on its financial statements, if any.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued by the IASB in May 2014, is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its financial statements, if any.

Exploration

During 2015, exploration at the Seabee Gold Operation is focused on targets proximal to infrastructure with the potential to materially impact near-term production, drive resource growth, improve costs and positively impact the Company’s Mineral Reserves and Mineral Resources.

All exploration activities are carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., President and Chief Executive Officer.

Seabee Gold Operation

The Seabee Gold Operation is located northeast of La Ronge, Saskatchewan and consists of two producing mines, the Seabee Mine (which includes the L62 deposit) and the Santoy Mine Complex (which includes the Santoy 8 and Santoy Gap deposits). In addition, the Seabee Gold Operation is host to various regional exploration targets.

Figure 1: Seabee Property regional map showing significant gold deposits and occurrences.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 13

Santoy Region

The Santoy Region includes the Santoy 8 and Santoy Gap deposits, which are part of the Santoy Mine Complex.

Gold mineralization at the Santoy Region is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. The mineralized lenses dip moderately to steeply eastward and are amenable to bulk mining techniques. Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 500 metres and remains open along strike and down plunge to the north. The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north. The true thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

The Santoy Gap deposit is located 400 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex. Historical drilling completed in and around the Santoy Gap and along the Santoy regional shear zone has extended the mineralized system, discovered a sub-parallel lens to the Santoy Gap approximately 150 metres to the east and affirmed the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length. The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.

Drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource.  These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Results from the underground drill program during 2014 have shown high grade and excellent widths that are hosted within three distinct vein systems (Santoy Gap 9A, 9B and 9C). Select highlight holes that have intercepted multiple vein systems are presented in the table below.

Highlights of Drill Holes Intercepting Multiple Vein Systems Within the Santoy Gap Deposit
Hole ID	VEIN SYSTEM
	9A		9B		9C
	Grade g/t Au (cut)	True width (m)	Grade g/t Au (cut)	True width (m)	Grade g/t Au (cut)	True width (m)

SUG-14-027	33.56	4.57	7.71	2.52	4.28	10.21
SUG-14-028	15.35	7.51	4.84	3.42	6.71	7.13
SUG-14-029	50.00	1.88	10.91	10.47	15.17	4.80
SUG-14-034	13.29	2.58	22.54	9.62	4.93	1.72
SUG-14-038	9.87	8.22	20.20	0.87	28.36	2.02
SUG-14-044	8.03	3.39	-	-	11.33	7.63
SUG-14-048	6.06	6.34	6.23	4.69	26.77	8.70
Note: Composites were calculated using a 3.5 g/t Au cut-off grade and a 50.0 g/t top-cut and may include internal dilution.

These results are significant because all three structures hosted within the Santoy Gap continue to demonstrate economic grades and widths. The Santoy Gap deposit contains more gold ounces per vertical metre than other ore bodies within the Seabee Gold Operation; as such, the Company has the opportunity to improve productivity and margins.

Results during 2013 were highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. This is the highest grade interval drilled to date at the Santoy Gap deposit. Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres in the final hole of the program. The intercept is located 400 metres down plunge from existing Santoy 8 Inferred Mineral Resources and 200 metres along strike from the Santoy Gap Inferred Mineral Resources. Drill hole JOY-13-692 is of particular significance as it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits. Follow-up of this drill hole is one of the key targets for the 2015 drill program.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 14

Highlights from 2013 Santoy Mine Complex Drilling
Hole ID	Easting	Northing	From (m)	To (m)	Grade Au (g/t)	Width (m)	Zone
JOY-13-690	599175	6171150	684.27	685.82	330.35	1.55	GAP
		Incl	684.98	685.82	602.00	0.84	GAP
JOY-13-692	599721	6170539	632.85	646.71	18.80	13.86	Santoy 8
Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

The 2013 surface drill program was able to demonstrate significant resource and grade upside at the Santoy Mine Complex, the prospectivity of the regional Santoy system and highlighted the potential for near term resource growth. With the completion of the Company’s exploration ramp from Santoy 8 to Santoy Gap, Claude’s exploration group initiated underground infill drilling to aid in the development of a detailed mine design for the Santoy Gap as its production profile is further advanced.

Figure 2: Santoy Region Composite Longitudinal Section.

Seabee Region

During the first quarter of 2015, a 4,000 metre surface exploration program focused on evaluating the most prospective targets within a one kilometre radius of the Seabee head-frame and the CMN, Herb Lake and 2d deep targets. The CMN and Herb Lake targets were most recently prospected in 2013 at which time the latter yielded significant high-grade grab samples along a Seabee parallel trend. The 2d deep target represents a large panel below mined-out stopes and holds the potential for significant ounces within striking distance of existing mine workings.

A 10,000 metre underground drill program coordinated by the Exploration department will focus on high-priority near-mine targets, which have the potential to result in new discoveries proximal to Seabee’s mine infrastructure and thereby expanding the current resource and reserve base. This program is anticipated to begin during the second quarter and continue during the remainder of the year.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 15

Figure 3: Seabee Mine Composite Longitudinal Section

Amisk Gold Project

No exploration expenditures are planned for the Amisk Gold Project during 2015. The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt and is host to the Amisk Gold deposit as well as a large number of gold occurrences and prospects.

At the Amisk Gold Project, regional potential remains high and exploration maturity low. Historical field work and extensive compilation resulted in the emergence of an extensive list of exploration targets that have been prioritized for future assessment. The Company also completed target development (with the goal of identifying targets with similarities to Amisk’s historical geology), ranking and ground-base reconnaissance in areas which host potential for Amisk-style gold-silver (“Au-Ag”) mineralization as well as conventional base-metal deposits typical of the Flin Flon belt.

Drilling from the Company’s historical drill programs successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Gold and silver mineralization at the Amisk Gold Project is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, southeast, northwest and at depth.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 16

Figure 4: Amisk Gold Project

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia, TSL Laboratories in Saskatoon, Saskatchewan and or the Seabee mine site lab. ALS Chemex and TSL Laboratories are ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

The Company’s Mineral Reserves and Mineral Resources estimates were conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., President and Chief Executive Officer and Gordon Reed, P. Eng., Seabee Gold Operation General Manager.

Seabee Gold Operation

At the Seabee Gold Operation, Proven and Probable Mineral Reserves grade increased by 23 percent to 7.03 grams of gold per tonne while reserve ounces decreased 29 percent to 299,000 ounces of gold. The increase in reserve grade was driven by a 35 percent increase in grade year over year at the Santoy Gap (7.64 grams of gold per tonne from 5.68 grams of gold per tonne). The increase in grade and reduction in reserve ounces at Santoy Gap was largely the result of a revision to the mining method from the pre-feasibility study. Based on information from the Company’s 2014 infill drilling program that demonstrated better vein continuity and improved pillar configuration, Transverse mining was replaced with Long-hole mining.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 17

Measured and Indicated Mineral Resources decreased 29 percent to 125,200 ounces of gold. Inferred Mineral Resources increased by 45 percent to 847,300 ounces. The increase of inferred ounces year over year came from significantly expanding the Santoy 8 ore body at depth. This extension is significant in size and grade and provides for a great opportunity to expand the life of mine at the Santoy Mine Complex.

The Mineral Reserves and Mineral Resources of the Santoy Gap deposit continue to be important and represent an opportunity for the Company due to their proximity to permitted mine infrastructure, low development cost and near-term production potential. Furthermore, based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

Seabee Gold Operation Mineral Reserves and Mineral Resources
Proven and Probable Mineral Reserves
Projects	November 30, 2014			November 15, 2013
	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee	410,300	6.46	85,200	490,000	6.67	105,000
Santoy 8	113,200	4.80	17,500	362,100	4.45	51,800
Santoy Gap	799,600	7.64	196,300	1,456,700	5.68	266,100
Totals	1,323,100	7.03	299,000	2,308,800	5.70	422,900
Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee	105,900	6.78	23,100	151,000	6.42	31,200
Santoy 8	101,700	5.69	18,600	68,000	4.55	9,900
Santoy Gap	182,600	5.69	33,400	309,400	8.44	83,900
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	100,700	3.57	11,600	100,700	3.57	11,600
Totals	651,000	5.98	125,200	789,100	6.91	175,200
Inferred Mineral Resources
Projects	Tonnes	Grade (Au g/t)	Ozs Au	Tonnes	Grade (Au g/t)	Ozs Au
Seabee	403,300	8.09	104,900	421,600	9.78	132,600
Santoy 8	1,344,300	8.56	369,900	640,100	6.09	125,300
Santoy Gap	1,319,100	7.50	318,100	1,210,000	6.96	270,800
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	174,800	5.48	30,800	174,800	5.48	30,800
Totals	3,311,400	7.96	847,300	2,516,500	7.21	582,900

Footnotes to the Mineral Resource Statement:

1.	At November 30, 2014, Mineral Reserves and Mineral Resources were estimated by Claude personnel. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., President and Chief Executive Officer. Mineral Reserves were conducted under the direction of Qualified Person Gordon Reed, P.Eng., Seabee Gold Operation General Manager. Mr. Skanderbeg and Mr. Reed have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as Qualified Persons as defined by NI 43-101.
2.	At November 15, 2013, Mineral Resources were estimated by Claude personnel. SRK Consulting (Canada) Inc. prepared the Company’s Mineral Reserves as at November 15, 2013. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg. Mineral Reserves were conducted under the direction of Qualified Person Stephen Taylor, P.Eng (SRK Consulting (Canada) Inc.).
3.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101.
4.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.5 grams of gold per tonne. Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.6 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne. Assumptions include a price of CDN $1,375 per ounce of gold using metallurgical and process recovery of 95.2 percent and overall ore mining and processing costs derived from 2014 and 2013 realized costs.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 18

5.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.
7.	Proven and Probable Mineral Reserves are exclusive of Measured and Indicated Mineral Resources.

Amisk Gold Project

At the Amisk Gold Project, Claude’s independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of Au Eq per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Amisk Gold Project Consolidated Mineral Resource Statement*
Resource Class	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. The table below presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various Cut-off Grades
Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.50	23,533,117	1.09	824,702	19,446,358	0.82	512,676
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.70	14,359,129	1.41	650,936	9,491,034	1.07	326,504
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
0.90	9,206,976	1.76	520,980	4,825,758	1.34	207,903
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
1.50	3,472,946	2.80	312,642	1,078,945	2.16	74,928
Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

Common Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. At March 31, 2015, there were 194,361,071 common shares outstanding. This compares to 188,155,978 common shares outstanding at December 31, 2014.

During the first quarter of 2015, the Company issued 6,105,093 common shares pursuant to the Company’s ESPP (2014 - 7,799,148 common shares). At May 6, 2015, there were 194,642,859 common shares of the Company issued and outstanding.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 19

Stock Options, Deferred Share Units and Restricted Share Units Outstanding

Stock Options

At March 31, 2015, there were 9.0 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.17 to $2.38 per share and expiration dates ranging from June 1, 2015 to February 19, 2022. This compares to 8.5 million director, officer and key employee stock options outstanding at December 31, 2014 ranging from $0.17 to $2.38 per share.

Deferred Share Units

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

During the first quarter of 2015, the Company granted 605,374 DSUs to participating Directors (Q1 2014 – nil) and settled 677,414 DSUs. At March 31, 2015, total DSUs held by participating Directors was 3,230,945 (December 31, 2014 – 3,302,985).

Restricted Share Units

A Restricted Share Unit (“RSU”) is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units. RSUs vest annually over a three-year period. The final value of the redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants.

For RSUs, the Company records compensation expense with an offsetting credit to accounts payable to reflect the estimated fair value of RSUs granted to participants. At March 31, 2015, total RSUs held by participants was 778,261 (December 31, 2014 – 778,261). Subsequent to March 31, 2015, an additional 466,520 RSUs were granted to eligible participants and 259,421 RSUs were settled in accordance with plan details. At May 6, 2015, total RSUs held by participants was 985,360.

Business Risks

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form, available at www.sedar.com, and remain substantially unchanged.

Footnotes

(1)	See description and reconciliation of non-IFRS measures in the “Non-IFRS Financial Measures and Reconciliations” section of this MD&A.
(2)	See description and reconciliation of this performance measure in the “Other Performance Measures and Reconciliations” section of this MD&A.

Non-IFRS Financial Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position. These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 20

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow World Gold Council.

Total Cash Cost per Gold Ounce Sold
March 31	2015	2014	Change

Production costs	$10,730	$10,628	1%
Divided by ounces sold	17,326	10,865	59%
Production cost per ounce	$619	$978	(37%)

NSR royalty *	$964	$58	1,562%
Divided by ounces sold	17,326	10,865	59%
NSR royalty cost per ounce *	$56	$5	1,020%

Total cash cost per ounce (CDN$)	$675	$983	$(31%)

CDN$ Exchange rate	1.2408	1.1038
Total cash cost per ounce (U.S.$)	$544	$891	(39%)

* Period over period, the increase in NSR royalty is attributable to an 86 percent increase in ounces produced and to the NSR Royalty being effect for only a portion of the first quarter of 2015.

All-In Sustaining Cost Per Ounce

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council, which became effective January 1, 2014. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude expansion capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and income taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; U.S.$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada CDN$/U.S.$ exchange rate.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income (Loss) as follows:

All-In Sustaining Cost per Ounce
March 31	2015	2014	Change

Production cost	$10,730	$10,628	1%
Production royalty	964	58	1,562%
Smelting, refining, freight	53	42	26%
By-product credits	(21)	(23)	(9%)
General and administrative	2,901	2,360	23%
Accretion	29	42	(31%)
Development	3,777	6,301	(40%)
Property, plant and equipment	4,804	1,371	250%
Exploration	563	69	716%
All-in sustaining costs	$23,800	$20,848	14%
Divided by ounces sold	17,326	10,865	59%
All-in sustaining cost per ounce (CDN$)	$1,374	$1,919	(28%)

CDN$ Exchange rate	1.2408	1.1038
All-in sustaining cost per ounce (U.S.$)	$1,107	1,738	(36%)

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 21

Other Financial Measures and Reconciliations

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital as a supplemental measure of its financial performance. The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
March 31	2015	2014	Change

Net profit (loss)	$5,122	$(5,111)	200%
Adjustments for non-cash items:
Depreciation and depletion	3,871	5,593	(31%)
Finance expense	118	921	(87%)
Finance and other income	(257)	(206)	25%
Loss on sale of assets	-	642	-
Gain on investments	-	(270)	-
Stock-based compensation	414	215	93%
	$9,268	$1,784	420%
Weighted average shares outstanding (basic)	192,928	182,029
Weighted average shares outstanding (diluted)	193,799	182,029
Per share cash flows from operating activities (basic and diluted)	$0.05	$0.01	400%

Reconciliation Principal Balance Owing on Debt and Calculation of Net Debt

Pursuant to Company accounting policy, closing costs associated with the Company’s long-term debt are netted against the face value of the debt, thereby reducing the carrying value of the Term Loan on the Statement of Financial Position. These costs are amortized using the effective interest rate method over the life of the debt facility. A reconciliation of the amortized cost of the Company’s Term loan versus the principal balance owing, and a reconciliation of net debt, is outlined below.

Principal Balance of Debt and Net Debt
	Mar 31	Dec 31
	2015	2014

Term loan (amortized cost)	$20,770	$21,581
Add: Remaining closing costs to be amortized	930	1,019
Debt (principal balance owing)	$21,700	$22,600

Less: Cash and cash equivalents	15,363	11,172
Net debt	$6,337	$11,428

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 22

Disclosure Controls and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As at March 31, 2015, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and with the participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate Internal Control Over Financial Reporting (“ICFR”). ICFR, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting was effective as at March 31, 2015

Changes in Internal Control Over Financial Reporting

There have been no significant changes made in our internal controls over financial reporting during the period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s Management, including the President and Chief Executive Officer and Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 23

Compliance with Canadian Securities Regulations

This annual report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Business Risk” in this MD&A. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Claude Resources Inc.

Q1 2015 Management’s Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)	Page 24

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this MD&A are made as of the date of this MD&A, being May 6, 2015 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites. Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.